Mail Stop 3561

May 19, 2009

Mr. Robert Köthner
Chief Accounting Officer
Epplestrasse 225
70567 Stuttgart, Germany

  Re: Daimler AG
    Form 20-F for the year ended December 31, 2008
    Filed February 27, 2009
    File No. 001-14561

Dear Mr. Köthner:

  We have reviewed your response letter dated May 11, 2009 and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

  Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 20-F for the year ended December 31, 2008

Note 12. Investments Accounted for Using the Equity Method, page F-36

1. We note from your response to our prior comment 4 that you have determined that Chrysler has exceeded the significance threshold based on the income test and you have notified Chrysler that you need to obtain their audited and unaudited financial statements to include in an amendment to your Form 20-F. Please note that regardless of events that occurred during 2009, you are required to file an amended Form 20-F with the appropriate financial statements of Chrysler as required under Rule 3-09 of Regulation S-X. If you believe you will need to obtain a waiver from providing these financial statements, please note that you will need to request such a waiver from the Division of Corporation Finance's Office of the Chief Accountant. Please confirm that you intend to file the financial statements or request a waiver.

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You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
011-49-711-17-94116